SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Sequans Communications S.A.

(Name of Issuer)

Ordinary shares, nominal value €0.02

(Title of Class of Securities)

817323108

(CUSIP NUMBER)

Brett Hendrickson

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 817323108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,344,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,344,513
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,344,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 817323108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,344,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,344,513
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,344,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Ordinary shares, nominal value €0.02 (the “Common Stock”), of Sequans Communications S.A., a société anonyme incorporated in France (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by Nokomis Capital through the accounts of certain private funds (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 8,344,513 shares of Common Stock held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 8,344,513 shares of Common Stock held by the Nokomis Accounts.

The Common Stock held by the Reporting Persons (as defined below) reported on this Schedule 13D were previously reported on a Schedule 13G as most recently filed with the Securities Exchange Commission on February 13, 2017.

Item 1.	Security and Issuer

Securities acquired: Ordinary shares, nominal value €0.02 (the “Common Stock”).

Issuer:	Sequans Communications S.A.
15-55 boulevard Charles de Gaulle
92700 Colombes, France

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by Nokomis Capital and Mr. Brett Hendrickson. Because Mr. Hendrickson is the principal of Nokomis Capital (with Mr. Hendrickson and Nokomis Capital hereinafter referred to as the “Reporting Persons”), the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Nokomis Accounts. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 2305 Cedar Springs Rd., Suite 420, Dallas, TX 75201.

(c) The principal occupation of Mr. Hendrickson is serving as the principal of Nokomis Capital. The principal business of Nokomis Capital is acting as the investment adviser to the Nokomis Accounts.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Nokomis Capital is organized under the laws of the State of Texas. Mr. Hendrickson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of November 6, 2017, the Nokomis Accounts had invested $15,183,780 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Nokomis Accounts.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock for the Nokomis Accounts based on the Reporting Persons’ belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding the composition of the Board and senior management team as well as means to enhance stockholder value, including capital allocation, operational improvements and strategic alternatives.

Effective October 30, 2017, the Issuer amended the terms of the convertible notes issued April 14, 2015 and April 27, 2016 (the “Convertible Notes”) to extend by one year the maturities of the Convertible Notes to April 14, 2018 and April 27, 2019, respectively. In addition, the conversion price of the Convertible Notes issued April 27, 2016 was changed from $2.71 to $2.25. All other terms remain the same as previously reported by the Issuer. Copies of the amendments are attached to the Issuer’s Form 6-K as Exhibits 99.2, 99.3 and 99.4 filed on October 31, 2017, and incorporated herein by reference.

The Reporting Persons hold an aggregate par value of 20,158,800 of the Convertible Notes, which contain a blocker provision that prohibits the conversion of the Convertible Notes by the Reporting Persons so as to not exceed 9.99% beneficial ownership of the number of outstanding shares of Common Stock of the Issuer at any time.

In addition, pursuant to the Board Observer Rights Letter dated as of October 30, 2017 by and between the Issuer and the Reporting Persons, the Issuer agreed to grant the Reporting Persons board observer rights, and the Board has agreed to recommend to shareholders that they elect, at the next annual shareholders’ meeting in June 2018, a representative of the Reporting Persons to serve as a director of the Issuer. A copy of the Board Observer Rights Letter is attached to the Issuer’s Form 6-K as Exhibit 99.5 and incorporated herein by reference

Finally, the Reporting Persons entered into a Standstill Agreement with Issuer dated as of October 30, 2017 whereby the Reporting Persons have agreed that they will not purchase additional securities of the Issuer during the next year without the prior consent of the Board. A copy of the Standstill Agreement is attached to the Issuer’s Form 6-K as Exhibit 99.6 and incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon the sum of (i) 79,762,386 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 2017, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 1, 2017 and (ii) 3,800,000, the number of shares of Common Stock receivable by the Reporting Persons upon conversion of the amount of the Convertible Notes presently convertible by the Reporting Persons.

Nokomis Capital, as the investment adviser of the Nokomis Accounts, may be deemed to beneficially own the 8,344,513 shares of Common Stock held by the Nokomis Accounts, representing approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer. This amount consists of (i) 4,503,513 shares of Common Stock, (ii) options presently exercisable for the receipt of 41,000 shares of Common Stock and (iii) 3,800,000 shares of Common Stock receivable by the Reporting Persons upon conversion of the amount of the Convertible Notes presently convertible by the Reporting Persons.

In addition, Mr. Hendrickson, as principal of Nokomis Capital, the investment adviser of the Nokomis Accounts, may also be deemed to beneficially own the 8,344,513 shares of Common Stock beneficially owned by the Nokomis Accounts, representing approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer.

Nokomis Capital and Mr. Hendrickson disclaim beneficial ownership of the Common Stock held by the Nokomis Accounts except to the extent of their pecuniary interest therein.

(b) Nokomis Capital and Mr. Hendrickson has the shared power to vote and dispose of the Common Stock owned by the Nokomis Accounts reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Nokomis Capital or Mr. Hendrickson is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 8,344,513 shares of Common Stock owned by the Nokomis Accounts. Pursuant to Rule 13d-4, Nokomis Capital and Mr. Hendrickson disclaim all such beneficial ownership.

(c) There have been no transactions in the Common Stock during the past sixty (60) days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between Nokomis Capital and Mr. Hendrickson dated November 7, 2017.

Exhibit 99.2	Amendment No. 2 to the Convertible Promissory Note dated April 14, 2015, incorporated by reference to Exhibit 99.2 to the Issuer’s 6-K filed on October 31, 2017.

Exhibit 99.3	Amendment No. 2 to the Convertible Promissory Note dated April 27, 2016, incorporated by reference to Exhibit 99.3 to the Issuer’s 6-K filed on October 31, 2017.

Exhibit 99.4	Amendment No. 2 to the Convertible Promissory Note dated April 27, 2016, incorporated by reference to Exhibit 99.4 to the Issuer’s 6-K filed on October 31, 2017.

Exhibit 99.5	Board Observer Rights Letter, incorporated by reference to Exhibit 99.5 to the Issuer’s 6-K filed on October 31, 2017.

Exhibit 99.6	Standstill Agreement, incorporated by reference to Exhibit 99.3 to the Issuer’s 6-K filed on October 31, 2017.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2017

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson